Exhibit 99.1

Sun Life unlocks value through listing of India Asset Management Joint Venture

Aditya Birla Sun Life AMC trades on BSE and NSE following successful IPO

TORONTO, Oct. 12, 2021 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that the offering of the company's indirect 12.5% holdings(1) in Aditya Birla Sun Life AMC Limited (ABSLAMC) generated proceeds of approximately C$430 million following a successful Initial Public Offering (IPO). Net of taxes and IPO transaction costs, Sun Life expects to record a gain of approximately C$300 million in the fourth quarter of 2021.

ABSLAMC's initial valuation was approximately C$3.4 billion, based on the IPO subscription which included a three day offer period between September 29 and October 1, 2021. After the IPO, Sun Life holds a 36.5% indirect ownership of the listed entity. ABSLAMC began trading on October 11, 2021 on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE) under the ticker symbols: ABSLAMC.BO and ABSLAMC.NS.

"India is one of the world's fastest growing and dynamic economies, and an important market for Sun Life for both asset management and life insurance solutions," said Kevin Strain, President and CEO of Sun Life. "We have a great partnership with the Aditya Birla Group and we look forward to the continued success of the business."

ABSLAMC is one of the largest asset management companies in India(2). The IPO highlights the value of ABSLAMC, reflecting a strong track record of performance, with an attractive product mix including fixed income, equities and alternatives, and a fast-growing retail presence in India. Between 2018 and 2020, ABSLAMC delivered strong net income growth at a 19% compounded annual growth rate.

(1)	Sun Life's ownership in ABSLAMC is held through a wholly owned subsidiary, Sun Life (India) AMC Investments Inc.
(2)	By assets under management.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2021, Sun Life had total assets under management of $1.36 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Forward-Looking Information

Certain statements in this news release are forward-looking, including, but not limited to, statements relating to expected gain on completion of the IPO and statements that include words such as "intends", "expect", "will", and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. The forward-looking statements in this news release represent our current expectations regarding future events as of the time of this news release and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release. Readers are cautioned that undue reliance should not be placed on these forward-looking statements. Information about risk factors relating to us can be found in the annual information form of Sun Life for the year ended December 31, 2020 under the heading "Risk Factors" and other regulatory filings filed with or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov, respectively.

Media Relations Contact:	Investor Relations Contact:
Rajani Kamath	Yaniv Bitton
Associate Vice-President,	Vice-President, Head of Investor
Corporate Communications	Relations & Capital Markets
T. 416-979-6070	T. 416-979-6496
rajani.kamath@sunlife.com	investor_relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:15e 12-OCT-21